Readaboo, Inc.

845 Third Avenue, 6th Floor

New York, New York

September 30, 2014

VIA EDGAR

Amanda Ravitz, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:         Readaboo, Inc.

Amendment No. 3 Registration Statement on Form S-1

Filed August 12, 2014

File No. 333-195709

Dear Ms. Ransom:

Readaboo, Inc. (“Readaboo”, the “Company”, “we”, “us” or “our”) hereby transmits our response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 19, 2014, regarding the above referenced filing. For convenience and ease of reference, the Company is filing the second response letter, its entirety with all applicable changes.

We are an “Emerging Growth Company” Under the Recently Enacted Jobs Act…, page 7

1.	We note your disclosure in the third paragraph on page 7 that you have elected to take advantage of the extended transition periods for complying with new or revised accounting standards available to emerging growth companies. This is inconsistent with your disclosures in the third paragraph on page 2 and in the first paragraph on page 7 where you disclose that you have made an irrevocable election to opt out of the extended transition periods available to emerging growth companies for complying with new or revised accounting standards. Please revise your disclosure for consistency or tell us why no such revision is necessary.

Response: In response to the Staff’s comment, have revised the disclosure in the third paragraph on page 7 to consistently disclose that we have made an irrevocable election to opt out of the extended transition periods available to emerging growth companies for complying with new and revised accounting standards.

Financial Statements, page F-1

2.	Please update your financial statements and other financial information to include unaudited interim financial information. Please refer to Rule 8-08 of Regulation S-X. Please also provide Management’s Discussion and Analysis for the updated interim periods as required by Item 303 of Regulation S-K.

Response: We hereby advise the Staff that we have updated our financial statements and other financial information to include the unaudited financial statements for the period ended June 30, 2014.

Exhibits

3.	All exhibits are subject to our review. Accordingly, please note that we may have comments on the legal opinion once it is filed. Understand that we will need adequate time to review this material before accelerating effectiveness.

Response: We hereby advise the Staff that we have included the legal opinion of our counsel as exhibit 5.1 for your review.

Exhibit 10.2 – Author Agreement

4.	We note that the agreement is not signed by you. Please file the signed agreement with your next amendment.

Response: We hereby advise the Staff that we have included the fully executed agreement as exhibit 10.2.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Readaboo, Inc.

By:	/s/ Ajay Tandon
Name: Ajay Tandon
Title: President and Sole Director